UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-39966

New Found Gold Corp.

(Translation of Registrant’s name)

1600 - 595 Burrard Street Vancouver, BC
Canada V7X 1L4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐             Form 40-F  ☒

INCORPORATION BY REFERENCE

Exhibit 99.1 and 99.2 of this Form 6-K are incorporated by reference as an additional exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333- 266285).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Unaudited condensed interim financial statements for the three months ended March 31, 2023 and 2022.

99.2	Management’s discussion and analysis of financial condition and results of operations for the three months ended March 31, 2023 and 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Found Gold Corp.

Date: May 12, 2023	By:	/s/ Michael Kanevsky
		Name:	Michael Kanevsky
		Title:	Chief Financial Officer